MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2015 and 2014

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of November 2, 2015 and relates to the financial condition and results of operations for the three and nine months ended September 30, 2015 and 2014. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2015 and 2014 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended September 30, 2015 and 2014 are also referred to as “Q3 2015” and “Q3 2014”, respectively. The nine months ended September 30, 2015 and 2014 are referred to as “YTD 2015” and “YTD 2014”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2015 HIGHLIGHTS

-

As a result of the current sustained decrease in the spot gold price and subsequent changes to the San Francisco mine plan as well as changes to the Company’s areas of exploration focus and changes to the estimated recoverable ounces contained within the leach pad inventory, the Company recorded a total impairment of mineral properties, plant and equipment and other assets of $226.5 million during the period.

-

Mining activities relating to the underground pilot program were completed in September with 451 meters of ramp and vein drifts developed. The pilot program successfully confirmed the rock quality, morphology and continuity of the mineralization and the associated costs of exploitation. A total of 757 ounces were placed on the leach pad contained in 8,064 tonnes. Additional work and evaluation of continued underground activities and mine design are under review.

-

Metal revenues were $26.6 million, compared to $34.2 million during Q3 2014. This represents a 22% decrease over the prior year, primarily due to gold ounces sold decreasing to 23,387 ounces from 26,671 ounces during Q3 2014, and a lower average realized gold price over the prior year period. The average London PM Fix price was $1,124 per gold ounce, compared to $1,282 per gold ounce during Q3 2014.

-

Loss from operations was $230.2 million, compared to earnings from operations of $3.9 million during Q3 2014. This difference was mainly due to the impairment charge of $226.5 million during the period as well as decreased metal revenues.

-	Loss and total comprehensive loss was $180.7 million or $0.63 per share, compared to earnings and total comprehensive income of $1.6 million or $0.01 per share during Q3 2014.

-	Cash flows used in operating activities were $0.9 million, compared to cash flows provided by operating activities of $4.8 million during Q3 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents at September 30, 2015 were $10.4 million after investing $3.3 million on exploration, $0.4 million on sustaining capital, $2.4 million on expansion programs, and $3.5 million on deferred stripping. Also, the Company received $4.0 million of its VAT receivable in cash during Q3 2015. Cash and cash equivalents at September 30, 2014 were $50.2 million after investing $3.1 million on exploration, $0.6 million on sustaining capital, $1.5 million on expansion programs, $4.3 million on deferred stripping and $0.2 million paying down payables related to prior period expenditures. The Company received $2.8 million of its VAT receivable in cash during Q3 2014.

-

The Company produced and sold 23,387 ounces of gold, compared to 26,671 during Q3 2014. The change from prior year is primarily due to the grade of the ore stacked during the preceding quarter (0.53 g/t during Q2 2015 versus 0.64 g/t during Q2 2014).

-

The Company’s cash cost per ounce on a by-product basis was $1,026 (all-in sustaining cash cost per ounce on a by- product basis - $1,105), compared to $856 (all-in sustaining cash cost per ounce on a by-product basis - $994) during Q3 2014. This increase in cash costs is primarily driven by the higher amount of waste tonnes being costed to inventory due to the higher strip areas within the pit phases being mined during the current quarter.

RECENT DEVELOPMENTS

-

On October 6, 2015, the Company announced that Bruce Bragagnolo ceased to be the Chief Executive Officer and a director of the Company, and Mark Backens was appointed as Interim Chief Executive Officer of the Company effective immediately. Mr. Backens has over 30 years of broad based, global mining and finance experience gained while working for Wharf Resources, Placer Dome, Meridian Gold, Macquarie Bank NA and the Bank of Nova Scotia. His background includes exploration, mine engineering, mine operations, feasibility studies, mergers and acquisitions and capital markets.

-	On October 19, 2015, the Company closed the previously announced C$6.0 million private placement by Goldcorp Inc. (“Goldcorp”) in Timmins.

-

Further to the new release dated October 2, 2015 reporting a small tear in the new leach pads, the Federal Attorney for Environmental Protection has issued a report stating that no leaching solutions were in contact with the soil, flora, fauna or any body of water. The clay base below the leach pad prevented any leakage into the ground. Overall leaching operations were not affected by the incident.

-

We have implemented and are continuing to implement many cost saving efforts including the reduction of workforce, primarily at the San Francisco Mine along with other mine site, operations and corporate G&A savings. As part of these cost saving efforts, annual cash fees to directors have been reduced by 50%, in exchange for a one- time grant of share options to be priced at a 15% premium to the Company’s share price as quoted on the TSX.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine (“the Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 50,000 hectares of exploration claims in and around the Gold Property. The Company also has title to the TIM claims, which are approximately 5,000 hectares, located in the state of Zacatecas, Mexico.

The Company also holds 100% of the Ana Paula gold project (“Ana Paula”) which is an advanced stage development project in the prospective Guerrero Gold Belt. The Belt is host to various significant gold discoveries and operations with current gold resources in excess of 25 million ounces of gold. The project is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco which has an international airport.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company is progressing the Ana Paula gold project through to a feasibility study anticipated to be completed during fiscal 2016. The development of Ana Paula is a primary focus of the Company.

The Company also holds 100% of the Caballo Blanco gold project (“Caballo Blanco”) which is an advanced stage open pit heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering approximately 24,000 hectares. Caballo Blanco is accessed via paved roads and has on-site power and clean water.

For both projects, management believes that the current resource can be expanded/upgraded and the project economics described in the Preliminary Economic Assessments (“PEA”) can be improved with additional drilling, metallurgical test work, mine design and capital expenditure efficiency.

In planning for the Company’s future, management looks to create shareholder value through de-risking and development of the attractive Ana Paula project, adherence to strict cost controls, prudent management of the balance sheet and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

The San Francisco Mine is expected to produce approximately 90,000 gold ounces for fiscal 2015 (previously between 100,000 and 110,000 gold ounces) at a cash cost of $1,000 to $1,050 per gold ounce (previously $875 to $925 per gold ounce). Primary causes for the reduced production are lower than expected grade to the leach pads and marginally lower crusher throughput. During October 2015, 8,178 ounces of gold were produced, resulting in 78,589 ounces of gold being produced for the ten months ended October 31, 2015.

A comprehensive review has been completed on all inputs used in derivation of the mine plan as well as review and revision of all facets of mine operations to increase efficiency and precision. As a result of the recently completed review of operations based on the prevailing gold price, management has revised its operating plan for the San Francisco Mine. Assuming the gold price remains in its current range over the next year, open pit operations at the San Francisco Mine will continue to mid-2016, at which point the Mine would be placed on care and maintenance. Heap leach operations would continue until early-2017. Production guidance for fiscal 2016 is between 65,000 and 70,000 gold ounces with a cash cost of approximately $700 to $750 per gold ounce. In the event that economic circumstances permit, the Company could continue operations as outlined in the most recently published NI-43 101 technical report (dated December 6, 2013), which would see production continuing to 2022 (based on reserves at a $1,250/oz gold price).

Ana Paula

Ana Paula remains a cornerstone asset for the Company. Since acquiring Ana Paula in May 2015, work continues to advance the project towards a feasibility study level, which includes the following:

-	Acquisition of process plant and select auxiliary equipment;
-	Completed 2,000 meter drill program that provides metallurgical test work samples;
-	Updating the current resource;
-	Optimizing the mine plan;
-	Optimizing process flowsheets; and,
-	Initial work in support of the permitting process.

A total of $1.8 million has been spent on this work through to September 30, 2015.

On September 18, 2015, Timmins announced that it had entered into an agreement with a Mexican subsidiary of Goldcorp to acquire the process plant and select auxiliary equipment (“Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico (“the Plant Acquisition”). The El Sauzal Mine was operational until December 2014 when it began its closure.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The acquisition of the Plant for future use at Ana Paula will allow significant capital savings to be realized ($40-60 million versus buying new) and will allow for the project schedule to be markedly advanced. The Plant matches well with the envisioned flowsheet (process, throughput, etc.) for Ana Paula.

The total purchase price of C$8.0 million to be paid by the Company to Goldcorp for the Plant consists of the following: (a) C$1.0 million in cash; (b) C$3.0 million will be satisfied by the issuance of 10 million common shares of Timmins at a price of C$0.30 per share; and (c) C$4.0 million in cash payable to Goldcorp one year from closing. The closing of the Plant Acquisition was subject to, among other things, the completion of a C$6.0 million private placement by Goldcorp in Timmins which closed on October 19, 2015. The cash received from the private placement will be restricted to use for disassembly of the Plant. As a result of the Plant Acquisition and private placement, Goldcorp will hold approximately 9.9% of Timmins Gold’s issued and outstanding common shares on an undiluted basis.

Caballo Blanco

Since acquiring the Caballo Blanco asset in December 2014, the Company continues to work towards advancing the project and has:

-	Engaged with government authorities, community members and other stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,
-	Commenced technical optimization studies.

A total of $0.4 million has been spent on this work through to September 30, 2015.

REVIEW OF FINANCIAL RESULTS
		Q3 2015		Q3 2014		YTD 2015		YTD 2014
Gold sold (oz)		23,387		26,671		70,411		96,434

Silver sold (oz)		10,539		18,800		38,889		68,940

Average realized gold price (per oz)		$1,137		$1,284		$1,191		$1,282

Average London PM fix gold price (per oz)		$1,124		$1,282		$1,178		$1,288

Metal revenues		$26,585		$34,235		$83,882		$123,668

(Loss) earnings from operations		$(230,243)		$3,914		$(232,325)		$24,021

(Loss) earnings and total comprehensive		$(180,713)		$1,567		$(180,794)		$12,888

(loss) income

(Loss) earnings per share

-Basic		$(0.63)		$0.01		$(0.79)		$0.08

-Diluted		$(0.63)		$0.01		$(0.79)		$0.08

Cash flows (used in) provided by operations		$(909)		$4,819		$11,198		$35,780

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Q3 2015 Results

Earnings for the Company decreased to a loss of $180.7 million, compared to earnings of $1.6 million for Q3 2014 as a result of the following factors:

Metal revenues

The Company sold 23,387 gold ounces at an average realized gold price of $1,137 per ounce, compared to sales of 26,671 gold ounces at an average realized gold price of $1,284 per ounce during Q3 2014. This represents a decrease of 12% in gold ounces sold and a decrease of 11% in realized gold price over Q3 2014, resulting in metal revenues from mining operations of $26.6 million, compared to $34.2 million during Q3 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $24.1 million, compared to $23.1 million during Q3 2014. This increase is substantially attributed to the higher amount of waste material extracted to access the ore body during the current period, compared to Q3 2014. The cost of this additional waste material was recognized as production costs, rather than capitalized on the balance sheet as deferred stripping.

Depreciation and depletion expense included in cost of sales was $4.7 million, compared to $4.1 million during Q3 2014. This increase is substantially attributed to the higher cost base of mineral properties, plant and equipment acquired since the prior year period. As the cost base increased, the amortization being recorded on a per ounce basis also increased.

Impairment of mineral properties and other assets

The Company recorded a total impairment of mineral properties and other assets of $226.5 million during the period as a result of significant changes to the San Francisco Mine plan, changes to the Company’s areas of exploration focus, as well as changes to the estimated recoverable ounces contained within the leach pad inventory and expected usage of supplies inventory. The individual components of the total impairment of mineral properties and other assets are described below.

Significant changes to the San Francisco Mine plan were required as a result of the sustained decrease in gold price. Revisions to the mine plan included a focus on maximizing the operating free cash flows, which resulted in a reduced mine life. Other changes included an increase in the mining and processing grades, while total tonnage to be extracted decreased significantly as the number of waste tonnes extracted will be reduced. As a result of these changes, an impairment assessment was required in order to determine whether the net realizable value of the San Francisco Mine was less than its carrying value. As a result of this impairment assessment (using an estimated long-term gold price of $1,150 per ounce), an impairment charge of $177.1 million was recognized against the net book value of the mineral properties, plant and equipment balance.

This $177.1 million impairment charge was allocated to the mineral properties, plant and equipment balance as follows: $54.1 million related to capitalized stripping charges; $16.2 million related to capitalized La Chicharra costs; and the remaining $106.8 million was allocated to the carrying value of the Mine, plant and equipment on site. The net book value of the deferred stripping and La Chicharra are now $nil. Future stripping costs at the Mine and costs relating to La Chicharra, if any, will be expensed on the income statement. After recognizing this impairment charge, the net book value of the Mine is $9.5 million, and the net book value of the plant and equipment is $5.1 million.

The Company’s areas of exploration focus will be Ana Paula and Caballo Blanco. It is not management’s intention to carry out further exploration activities on the other claims held by the Company in the current gold price environment. As a result, an impairment charge was recognized on all other capitalized exploration costs for an amount of $6.8 million, bringing the carrying value on such capitalized exploration costs to $nil. The $98.7 million net book value of exploration and evaluation assets on the balance sheet relates solely to the Ana Paula and Caballo Blanco assets. As there were no indicators of impairment on the Ana Paula and Caballo Blanco assets no impairment charges were recognized on these assets. As noted in the PEA’s for these two assets, the pre-tax net present value of Ana Paula (at $1,200/oz) is $332.4 million, and the pre-tax net present value of Caballo Blanco (at $1,200/oz) is $124.3 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The carrying values of Ana Paula and Caballo Blanco are $69.0 million and $29.7 million, respectively. Given that the pre-tax net present value for both assets is significantly higher than their carrying values, no impairment charges were required.

Also resulting from the sustained decrease in gold price, an impairment assessment was completed on the recoverability of the unprocessed low grade ore stockpile. It was determined that this material could not be processed economically using a long-term gold price of $1,150 per ounce. As a result, an impairment charge of $6.1 million was recognized against the net book value of the unprocessed low grade ore stockpile, bringing its net book value on the balance sheet to $nil.

Based on the continued evaluation of actual recoveries being realized with the irrigation and processing of ore tonnes stacked on the previously used leach pads, the Company determined a revised estimate of the recoverable gold ounces contained as inventory on those leach pads. The revised estimate of recoverable gold ounces is less than previous estimations that were based upon feasibility test work. As a result, an impairment analysis was completed on the estimated gold ounces contained in leach pad inventory using the revised number of gold ounces expected to be recovered over the next several months. Based on this analysis, an impairment charge of $33.3 million was recognized against the net book value of ore in process, bringing the net book value of ore in process on the balance sheet to $6.3 million.

Based on the changes to the San Francisco Mine plan that estimates mining operations ceasing in mid-2016, an assessment was performed on the usage and recoverability of supplies inventory prior to such time. As a result of this assessment, an impairment charge of $3.3 million was recognized against the net book value of supplies inventory, bringing the balance to $4.2 million.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $1.5 million, compared to $3.1 million during Q3 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased significantly to $0.2 million, compared to $1.2 million during Q3 2015 primarily due to the reversal of annual bonus accruals for employees of the Company. Consulting and professional fees decreased to $0.3 million, compared to $0.5 million during Q3 2014 as a result of fewer consultants working with the Company.

Finance expense

Finance expense was consistent at $0.4 million, compared to $0.4 million in Q3 2014. Interest on the loan facility and equipment financing was $0.3 million, compared to $0.3 million during Q3 2014. Accretion on the provision for contingent payment related to the Caballo Blanco acquisition was $0.1 million, compared to $nil in Q3 2014 as the purchase of Caballo Blanco was not completed during Q3 2014.

Income taxes

Income tax recovery was $50.0 million, compared to an expense of $1.7 million during Q3 2014. The current tax expense decreased to $0.1 million, compared to an expense of $1.8 million during Q3 2014. This difference is due to the decline in gold price and production compared to Q3 2014.

Deferred tax recovery was $50.1 million, compared to $0.1 million during Q3 2014. This difference was due to the unwinding of the deferred tax liability related to the assets that were impaired during the current period. The impairment charge reduced the accounting carrying value of the applicable assets to closely approximate the value for tax purposes, which had the effect of eliminating temporary differences and the associated deferred tax liability.

The Company uses its VAT receivable to settle the monthly Mexican income tax instalments. When the VAT receivable exceeds the required income tax payable, the Company files to receive its VAT receivable in cash. The Company collected $4.0 million of the VAT receivable in cash during Q3 2015, compared to $2.8 million during Q3 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

YTD 2015 Results

Loss for the Company was $180.8 million for YTD 2015, compared to earnings of $12.9 million for YTD 2014 as a result of the following factors:

Metal revenues

The Company sold 70,411 gold ounces at an average realized gold price of $1,191 per ounce, compared to sales of 96,434 gold ounces at an average realized gold price of $1,282 per ounce during YTD 2014. This represents a decrease of 27% in gold ounces sold and a decrease of 7% in realized gold price over YTD 2014, resulting in metal revenues from mining operations of $83.9 million, compared to $123.7 million during YTD 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $69.1 million, compared to $74.0 million during YTD 2014. This decrease is substantially attributed to the decreased number gold ounces produced partially offset by the cost of a higher number of waste tonnes mined during the period, compared to YTD 2014.

Depreciation and depletion expense included in cost of sales was $13.1 million, compared to $14.2 million during YTD 2014. This decrease is substantially attributed to the decreased number of gold ounces sold compared to prior year, partially offset by the increased depreciable cost base of mineral properties, plant and equipment over the prior year.

Impairment of mineral properties and other assets

The impairment of mineral properties and other assets is discussed in the Q3 2015 Results section above.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $7.5 million, compared to $11.5 million during YTD 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries decreased to $2.3 million, compared to $3.0 million during YTD 2014 as a result of timing of payments to employees and a reduction in annual bonus accruals for employees of the Company. Consulting and professional fees decreased to $1.9 million, compared to $4.9 million during YTD 2014 of which $2.0 million was due to the shareholder proxy contest launched during Q2 2014.

Finance expense

Finance expense decreased to $1.1 million, compared to $1.3 million in YTD 2014. Interest on the loan facility and equipment financing was $0.8 million, compared to $0.9 million during YTD 2014. Accretion on the provision for contingent payment related to the Caballo Blanco acquisition was $0.2 million compared to $nil in YTD 2014 as the purchase of Caballo Blanco was not completed during Q3 2014.

Income taxes

Income tax recovery was $51.8 million, compared to an expense of $10.3 million during YTD 2014. The current tax expense decreased to $0.2 million, compared to an expense of $12.0 million during YTD 2014. This difference is due to the decline in gold price and production compared to YTD 2014.

Deferred tax recovery was $52.0 million, compared to $1.7 million during YTD 2014. This difference was due to the unwinding of the deferred tax liability related to the assets that were impaired during the current period. The impairment charge reduced the accounting carrying value of the applicable assets to closely approximate the value for tax purposes, which had the effect of eliminating temporary differences and the associated deferred tax liability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company uses its VAT receivable to settle the monthly Mexican income tax instalments. When the VAT receivable exceeds the required income tax payable, the Company files to receive its VAT receivable in cash. The Company collected $16.4 million of the VAT receivable in cash during YTD 2015, compared to $14.4 million during YTD 2014.

REVIEW OF QUARTERLY FINANCIAL RESULTS
		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
		2015		2015		2015		2014		2014		2014		2014		2013

Gold sold (oz)		23,387		22,869		24,155		25,007		26,671		33,000		36,763		33,247

Silver sold (oz)		10,539		13,041		15,309		16,322		18,800		23,493		26,647		21,847
Average realized gold price (per oz)		$1,137		$1,216		$1,221		$1,216		$1,284		$1,284		$1,280		$1,249
Average London PM fix gold price (per oz)		$1,124		$1,192		$1,218		$1,201		$1,282		$1,288		$1,294		$1,276
By-product cash cost (1) (per oz)		$1,026		$968		$925		$930		$856		$730		$703		$723
Metal revenues		$26,585		$27,805		$29,492		$30,400		$34,235		$42,383		$47,050		$41,516

(Loss) earnings from operations		$(230,243)		$(1,860)		$(222)		$(1,854)		$3,914		$7,246		$12,861		$9,245
(Loss) earnings		$(180,713)		$629		$(710)		$(3,701)		$1,567		$3,216		$8,105		$(4,684)
(Loss) earnings per share
-Basic		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)
-Diluted		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)
Cash flow (used in) provided by operating activities		$(909)		$4,608		$7,500		$(2,726)		$4,819		$18,702		$12,259		$15,243
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. It is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Ore processed (t)	2,200,292	2,213,740	6,527,671	6,520,706
Average ore processed grade (g/t Au)	0.51	0.50	0.52	0.64
Ore mined (dry tonnes)	1,962,879	2,017,522	6,167,425	6,852,143
Average ore mined grade (g/t Au)	0.55	0.56	0.56	0.64
Ore stockpiled (t)	16,030	67,597	175,682	754,693
Average ore stockpiled grade (g/t Au)	0.41	0.25	0.28	0.25
Waste mined (t)	7,000,474	6,208,303	20,150,169	17,538,859
Total mined (t)	8,963,353	8,225,825	26,317,594	24,391,002
Strip ratio	3.57	3.08	3.27	2.56
Total days in period	92	92	273	273
Gold deposited on pad (oz)	36,072	35,889	109,718	133,343
Gold recovery	65%	74%	64%	71%
Average ore processed per day (t/d)	23,916	24,062	23,911	23,885
Average total mined (t/d)	97,428	89,411	96,401	89,344
Gold produced (oz)	23,387	26,671	70,411	95,016
Silver produced (oz)	10,539	18,800	38,889	68,940

The Company produced 23,387 gold ounces and 10,539 silver ounces during Q3 2015, compared to 26,671 gold ounces and 18,800 silver ounces during Q3 2014. The Company produced 70,411 gold ounces and 38,889 silver ounces during YTD 2015, compared to 95,016 gold ounces and 68,940 silver ounces during the same prior year period.

The Company mined a total of 9.0 million tonnes from the Mine during Q3 2015, compared to 8.2 million tonnes during the same prior year period. Dry tonnes of ore mined were 2.0 million tonnes of ore during Q3 2015, compared to 2.0 million tonnes of ore during the same prior year period. The strip ratio increased to 3.57 during Q3 2015 from 3.08 during Q3 2014 as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year. Stripping tonnes are expected to decrease in Q4 2015.

The Company mined a total of 26.3 million tonnes from the Mine during YTD 2015, compared to 24.4 million tonnes during the same prior year period. Dry tonnes of ore mined were 6.2 million tonnes of ore during YTD 2015, compared to 6.9 million tonnes of ore during the same prior year period. The strip ratio increased to 3.27 during YTD 2015 from 2.56 during the same prior year period as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year.

The average grade of ore processed during Q3 2015 was consistent at 0.51 g/t Au, compared to the same prior year period of 0.50 g/t Au. The average grade of ore mined during Q3 2015 was consistent at 0.55 g/t Au, compared to the same prior year period of 0.56 g/t Au. The average grade of ore processed during YTD 2015 was 0.52 g/t Au, compared to the same prior year period of 0.64 g/t Au due to a planned change in processed ore grade. The average grade of ore mined during YTD 2015 was 0.56 g/t Au, compared to the same prior year period of 0.64 g/t Au.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely impacted by any of these factors and, as a result, must raise additional capital to fund a potential cash shortfall there is no guarantee that such financing would be available to the Company on acceptable terms.

The Company has a working capital deficiency of $6.1 million and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funds from operating cash flows should be sufficient to meet the Company’s working capital requirements and capital expenditures.

The Company had cash and cash equivalents on hand at September 30, 2015 of $10.4 million and VAT receivable of $11.1 million. In addition, the Company has $27.6 million in trade payables and accrued liabilities, $10.2 million in debt related to the loan facility maturing on December 31, 2015, $1.6 million related to a debenture maturing on May 31, 2016, $1.2 million related to equipment financing, and a $4.7 million contingent liability for the acquisition of Caballo Blanco that is payable when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. This contingent liability is payable in cash or shares at the Company’s option. The Company is negotiating with the loan facility lender to extend the maturity date over fiscal 2016. Additionally, on October 19, 2015, the Company closed the previously announced C$6.0 million private placement of common shares and warrants.

Cash flow provided by operating activities will vary depending on the price of gold, operating costs, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from mine operations over the next year achieved through improved production results at the Mine and cost reduction initiatives throughout the Company.

From time to time, the Company enters into short-term intra-quarter options contracts whereby the Company sells the option to a third party to purchase a set number of the Company’s gold ounces at a mutually agreed price. The Company earns a cash premium per option in exchange for selling this option. At November 2, 2015, a total of 2,500 gold ounces were subject to delivery at a weighted average sales price of $1,197/oz until December 29, 2015 under the terms of options contracts that were entered into subsequent to September 30, 2015. As a result, in the event that the spot gold price increases above $1,197/oz prior to December 29, 2015, and the option is exercised by the third party, the maximum sales price the Company can realize on these 2,500 gold ounces is $1,197/oz.

As part of the Company’s regular sales procedures, a portion of the Company’s gold ounces are occasionally committed for near-term delivery. At September 30, 2015, approximately 8,000 gold ounces were committed for delivery at a weighted average gold price of $1,138/oz. At November 2, 2015, approximately 3,000 of these gold ounces remain to be settled prior to December 31, 2015 at a weighted average gold price of $1,151/oz.

Various tax and legal matters are outstanding from time to time. In the event that Management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Cash flow (used in) provided by operating activities	$(909)	$4,819	$11,198	$35,780
Cash flow used in investing activities	$(9,736)	$(9,697)	$(26,492)	$(27,101)
Cash flow (used in) provided by financing activities	$(259)	$(157)	$(787)	$18,999

Cash used in operating activities was $0.9 million during Q3 2015, compared to cash provided by operating activities of $4.8 million during Q3 2014. The main drivers of this change over the prior period are a decrease in ounces sold and average realized gold price combined with increased operating costs for the current period as a result of mining higher strip areas of the Mine. Movements in trade receivables decreased cash by $1.0 million during Q3 2015 mainly due to an increase in VAT receivable, compared to a decrease of $1.8 million during Q3 2014, while the movements in inventories decreased cash by $0.1 million in Q3 2015, compared to a decrease of $2.3 million in Q3 2014. Movements in trade payables and accrued liabilities increased cash by $0.7 million during Q3 2015, compared to an increase of $0.2 million during Q3 2014. Tax payments were $nil during Q3 2015 and Q3 2014 as a result of the Company continuing to use VAT receivable to pay income tax instalments.

Cash used in investing activities was $9.7 million during Q3 2015 which is attributed to expenditures on mineral properties, plant and equipment, and exploration and evaluation, compared to $9.7 million during Q3 2014.

Cash used in financing activities was $0.3 million during Q3 2015, compared to cash used by financing activities of $0.2 million during Q3 2014. These payments related to the interest payable on the loan facility and equipment financing.

Cash provided by operating activities was $11.2 million during YTD 2015, compared to cash provided by operating activities of $35.8 million during YTD 2014. The main drivers of this change over prior period are a decrease in ounces sold and average realized gold price since the prior year ended. Movements in trade receivables increased cash flows by $4.7 million during YTD 2015 mainly due to a decrease in VAT receivable, compared to a decrease of $0.1 million during YTD 2014. The movements in inventories increased cash by $0.5 million in YTD 2015, compared to a decrease of $2.3 million in YTD 2014. Movements in trade payables and accrued liabilities decreased cash by $2.6 million during YTD 2015, compared to a decrease of $1.4 million during YTD 2014. Tax payments were $nil during YTD 2015 and YTD 2014 as a result of the Company continuing to use VAT receivable to pay income tax instalments.

Cash used in investing activities was $26.5 million for YTD 2015, compared to $27.1 million during YTD 2014. For YTD 2015, a total of $5.4 million was spent on exploration activities, $0.7 million related to sustaining capex, $6.2 million for expansion programs, and $14.2 million was spent on deferred stripping.

Cash used in financing activities for YTD 2015 was $0.8 million, compared to cash provided by financing activities of $19.0 million during YTD 2014. Net cash obtained in the prior period was from a share issuance for cash of C$26.7 million ($24.2 million) offset by a cash repayment of the loan facility for C$5.0 million ($4.5 million).

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 65% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q3 2015, the Mexican peso averaged MXP 16.41 to $1.00, and the Canadian dollar averaged C$1.31 to $1.00, compared to MXP 13.12 to $1.00, and C$1.09 to $1.00 during Q3 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash and cash equivalents.

	September 30,	December 31,
	2015	2014
Equity	$99,532	$213,777
Loan facility	10,193	11,070
Equipment financing	1,229	2,079
Debenture	1,645	-
	112,599	226,926
Less: Cash and cash equivalents	(10,431)	(26,952)
	$102,168	$199,974

At September 30, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have decreased to $102.2 million at September 30, 2015, from $200.0 million at December 31, 2014. Equity decreased by $114.2 million as a result of the impairment charge recognized during Q3 2015, which was partially offset by issued capital and $1.5 million of share-based payments relating to the Newstrike acquisition.

During December 2014, the Company negotiated an extension of the loan facility, extending the maturity date to December 31, 2015 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company paid an extension fee of C$0.1 million. Under the terms of the loan facility, the Company pledged all of its assets (including the assets of its subsidiaries) in favour of the lender as security for the loan facility. In addition, the subsidiaries have each provided guarantees to the lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

As part of the Newstrike acquisition, the Company assumed a C$2.0 million ($1.6 million) debenture. The terms of the debenture required annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$0.1 million ($0.1 million) principal value outstanding on a monthly basis. On September 17, 2015, the terms of the debenture were renegotiated to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to a one-time issuance of 86,667 common shares ($0.1 million) of the Company. In addition, 2,167 common shares of the Company are to be issued per month for every C$0.1 million ($0.1 million) principal value outstanding retrospective to June 1, 2015. The total accrued common shares at September 17, 2015 was 154,579 ($0.1 million). Interest accrues only on amounts remaining unpaid after the maturity date or on default at a rate of 5% payable semi-annually.

Dividends

No dividends were declared or paid during Q3 2015.

Outstanding share data

The total number of outstanding common shares and share options at November 2, 2015 are 315,288,850 and 19,390,500, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Production costs	$24,132	$23,142	$69,083	$74,016
Divided by gold sold (oz)	23,387	26,671	70,411	96,434
Cash cost per gold ounce	$1,032	$868	$981	$768
Less: By-product silver credits per gold ounce (1)	(6)	(12)	(9)	(13)
Cash cost per gold ounce on a by-product basis	$1,026	$856	$972	$755

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. For Q3 2015 and YTD 2015, total by-product silver credits were $0.2 million and $0.6 million, respectively (Q3 2014 and YTD 2014 - $0.3 million and $1.3 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Production costs	$24,132	$23,142	$69,083	$74,016
Corporate and administrative expenses	1,483	3,062	7,496	11,473
Sustaining capital expenditures	359	621	1,252	1,913
Accretion for site reclamation and closure	13	26	38	81
Less: By-product silver credits	(152)	(332)	(621)	(1,287)
All-in sustaining cash costs	25,835	26,519	77,248	86,196
Divided by gold sold (oz)	23,387	26,671	70,411	96,434
All-in sustaining cash cost per gold ounce on a by-product basis	$1,105	$994	$1,097	$894

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings (loss) from mine operations and earnings (loss) from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings (loss) from mine operations

Earnings (loss) from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of September 30, 2015. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CHANGES IN ACCOUNTING STANDARDS

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2017) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is assessing the impact of the new standard.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Interim CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. At December 31, 2014, under the supervision and with the participation of the Company’s Interim CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial statements for external purposes in accordance with IFRS. Management has concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There has been no change in the Company’s internal control over financial reporting during Q3 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the year ended December 31, 2014.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the years ended December 31, 2014 and 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, M.Eng, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.